SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of February, 2006

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


--------------------------------------------------------------------------------
             RYANAIR DELIVERS INCREASED 3RD QUARTER PROFITS
                NET PROFIT OF EUR37M - TRAFFIC GROWTH OF 26%
--------------------------------------------------------------------------------

Ryanair, Europe's No. 1 low fares airline, today (Monday, 6th February 2006) announced increased third quarter profits of EUR37m. Traffic grew by 26% to 8.6m passengers, whilst yields were almost flat, as expected, as total revenues rose by 27% to EUR370.7m. Unit costs increased by 3% (excluding fuel they fell by 6%) as fuel costs rose by 59% to EUR114.9m. As a result of these significantly higher fuel costs, Ryanair's after tax margin, on an adjusted basis for the third quarter fell by 2 points to 10% as adjusted net profit increased by 6% to EUR37m.

Summary Table of Results (IFRS) - in Euro
-----------------------------------------

Quarter Ended                        Dec 31, 2004  Dec 31, 2005  % Increase
Passengers                                   6.9m          8.6m         26%
Revenue                                 EUR291.8m     EUR370.7m         27%
Adjusted Profit after Tax (note 1)       EUR34.8m      EUR36.8m          6%
Basic EPS (Euro Cents) (note1)               4.58          4.79          5%

Note 1: Adjusted profit after tax for the quarter ended December 31, 2004 excludes an amount of EUR11.9m (net of tax) resulting from changes in the accounting treatment for Goodwill arising on the Buzz acquisition following the adoption of IFRS (International Financial Reporting Standards).

Announcing these results Ryanair's Chief Executive, Michael O'Leary, said:

"Ryanair's lowest fare model, yet again, delivered increased profits and passenger growth for the quarter despite the intense competition and the drag on profitability of very high fuel prices. Underlying profit growth was strong at 22% as the comparative included the once off release of maintenance provisions related to the return of leased aircraft in November 2004. The Ryanair model has proven that during difficult trading conditions that it can increase profitability and generate significant passenger growth while many of our competitors are reporting falling profits or losing money.

"As anticipated, yields were flat during the quarter despite a 27% increase in seat capacity and continued intense price competition across the route network. The multiple fuel surcharges imposed by European flag carriers remain, and have maintained the wide gap between their high prices and Ryanair's low fares. Our "no fuel surcharges" guarantee to our passengers has enabled us to launch more new routes, deliver significant traffic growth and higher profits. Load factors, as expected, were 1 point lower driven by the 27% increase in seat capacity as we launched 34 new routes( total routes 303) and announced a significant expansion at our Dublin base, ( total bases 15). Ancillary revenues grew by 31% significantly faster than the growth in passenger volumes and we expect that they will continue to outpace traffic growth this year.

"Unit costs increased by 3% primarily due to higher fuel costs. Excluding fuel, unit costs were reduced by 6% thanks to the addition of lower cost and efficient Boeing 737-800's (we retired the last older Boeing 737-200 in December 2005), new lower cost airport and base agreements and continuing tight control over all other cost lines. We continue to focus aggressively on costs and anticipate that the cost reductions will continue to partially offset the significantly higher oil prices.

"Our fuel costs rose by 59% to EUR115m despite being almost fully hedged during the quarter reflecting the high fuel prices. We are hedged to the end of March 06 at rates equivalent to $49 per barrel. We are unhedged thereafter but continue to monitor forward prices with a view to hedging our future requirements for fiscal 2007 should an appropriate opportunity arise. Our view remains unchanged insofar as we expect that fuel prices will continue at these higher levels for some time.

"Our new routes and bases (Luton, Liverpool and Pisa) have performed well in their first winter whilst our yield performance at Shannon continues to be lower than originally expected. Our 14th base at Nottingham - East Midlands which was due to launch in March has been postponed to April due to the late aircraft deliveries arising from the Boeing strike. We also announced a major expansion of our Dublin base which commences in April with 5 additional aircraft and 18 new routes and these are already booking strongly. Ryanair continues to benefit from the cost savings and the economies of scale arising from our route development strategy of "connecting the dots". We also continued to extend our lead over British Airways by carrying more passengers each month than they did on their entire worldwide network.

"We continue to oppose the GBP4bn "marble palace" being proposed by BAA at Stansted. All the main airlines support a second runway, but believe that this should be delivered at a cost of GBP1bn or less. The recent dialogue with the BAA has conclusively demonstrated that their 76m passenger forecast for Stansted (current capacity 25m) has no basis in reality. The BAA GBP4bn budget is a monumental waste of passengers money and the BAA are also looking for a cross-subsidy from passengers at Heathrow and Gatwick to pay for this Taj-Mahal. If the CAA were an effective regulator, these plans would be shelved as they fail to meet the reasonable requirements of airport users, but sadly the CAA is a weak regulator whose bark is even more ineffectual than its toothless bite.

"Our relentless focus on cost reduction continues. The launch of our Web Check-In, hand luggage only facility on March 16 will continue the low fare revolution pioneered by Ryanair in the early 1990's. Web check-in will encourage passengers to travel with fewer bags and will enable Ryanair to reduce airport handling charges as we will need fewer check-in agents, desks, and baggage handlers. We plan to pass on these savings upfront to our passengers by reducing our average fare by GBP2.50 or EUR3.50 from 16th of March onwards. Web check-in passengers will further benefit by avoiding airport check-in and boarding gate queues. Passengers who wish to check-in bags will also benefit from these fare reductions and shorter queues at check-in but will pay GBP2.50 or EUR3.50 per checked in bag. We anticipate that the introduction of web check-in and at the same time increasing passengers baggage allowance to an industry leading 30kgs, will substantially reduce excess baggage charges. We estimate that the introduction of web check-in will be revenue neutral; however, we believe it will enable us to reduce Airport & Handling costs by up to EUR30m per annum.

"We remain cautious in our outlook for the remainder of the fourth quarter. We expect to achieve significant increases in passenger volumes but also anticipate that yields in Q4 will fall reflecting our large capacity growth in this weakest winter quarter as well as the impact of Easter falling in April (it was in March last year). These factors should result in yields being towards the middle of the range of -5% to -10%, previously guided. Our full year net profit guidance is therefore unchanged. Intense competition in the market continues, however, Ryanair's unique combination of the lowest fare in every market, lowest cost base and industry leading customer service including our recently announced web check-in initiative will enable us to continue to pioneer the next phase of the low fares revolution".

ENDS.                    Monday, 6th February 2006

For further information  Howard Millar          Pauline McAlester
please contact:          Ryanair Holdings Plc   Murray Consultants
www.ryanair.com          Tel: 353-1-8121212     Tel: 353-1-4980300

Certain of the information included in this release is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. It is not reasonably possible to itemise all of the many factors and specific events that could affect the outlook and results of an airline operating in the European economy. Among the factors that are subject to change and could significantly impact Ryanair's expected results are the airline pricing environment, fuel costs, competition from new and existing carriers, market prices for the replacement aircraft, costs associated with environmental, safety and security measures, actions of the Irish, U.K., European Union ("EU") and other governments and their respective regulatory agencies, fluctuations in currency exchange rates and interest rates, airport access and charges, labour relations, the economic environment of the airline industry, the general economic environment in Ireland, the UK and Continental Europe, the general willingness of passengers to travel and other economics, social and political factors.

--------------------------------------------------------------------------------
Ryanair is Europe's largest low fares airline with 15 bases and 303 low fare routes across 22 countries. By the end of March 2006 Ryanair will operate an entire fleet of 103 new Boeing 737-800 aircraft with firm orders for a further 131 new aircraft (net of planned disposals), which will be delivered over the next 6 years. Ryanair currently employs a team of 3,000 people and expects to carry approximately 35 million scheduled passengers in the current year.
--------------------------------------------------------------------------------

Ryanair Holdings plc and Subsidiaries
Consolidated Income Statement in accordance with IFRS(unaudited)

                           Quarter      Quarter        Period        Period
                             ended        ended         ended         ended
                          December     December      December      December
                              2005         2004          2005          2004
                           EUR'000      EUR'000       EUR'000       EUR'000
                          --------     --------      --------      --------
Operating revenues
Scheduled revenues         311,728      246,712     1,128,508       864,356
Ancillary revenues          58,972       45,066       188,352       137,700
Total operating revenues
-continuing operations     370,700      291,778     1,316,860     1,002,056
                          --------     --------      --------      --------
Operating expenses
Staff costs                 41,071       35,066       124,717       104,419
Depreciation and            28,674       26,056        81,723        70,960
amortisation
Other operating expenses
       Fuel & Oil          114,890       72,486       351,763       186,236
       Maintenance,         10,289        2,323        35,352        27,221
       materials and
       repairs
       Marketing and         2,405        2,625        11,134        13,400
       distribution
       costs
       Aircraft rentals     10,279        7,400        31,016        23,636
       Route charges        40,771       33,389       124,704       101,315
       Airport and          54,009       44,243       164,048       134,565
       Handling charges
       Other                19,133       19,762        61,110        56,453
                          --------     --------      --------      --------
Total operating expenses   321,521      243,350       985,567       718,205
                          --------     --------      --------      --------
Operating profit before     49,179       48,428       331,293       283,851
exceptional items

Purchase accounting              -       11,925             -        11,925
adjustment
Aircraft Insurance Claim         -            -         5,939             -
                          --------     --------      --------      --------
Operating profit after      49,179       60,353       337,232       295,776
exceptional items
                          --------     --------      --------      --------
Other (expenses)/income
Foreign exchange             (658)      (2,071)         (195)       (2,820)
(losses)
Gain on disposal of            911            -           895             6
fixed assets
Interest receivable and      9,456        7,379        27,277        20,197
similar income
Interest payable and      (18,324)     (15,103)      (55,123)      (41,088)
similar charges
                          --------     --------      --------      --------
Total other (expenses)/    (8,615)      (9,795)      (27,146)      (23,705)
income
                          --------     --------      --------      --------
Profit before taxation      40,564       50,558       310,086       272,071
Tax on profit on           (3,746)      (3,868)      (31,093)      (24,230)
ordinary activities
                          --------     --------      --------      --------
Profit for the period       36,818       46,690       278,993       247,841
                          ========     ========      ========      ========
Earnings per ordinary
share
       -Basic(Euro cent)      4.79         6.15         36.43         32.63
       -Diluted(Euro cent)    4.76         6.11         36.23         32.43
Adjusted earnings per
ordinary share*
       -Basic(Euro cent)      4.79         4.58         35.75         31.06
       -Diluted(Euro cent)    4.76         4.55         35.55         30.87
Number of ordinary
shares(in 000's)
       -Basic              768,029      759,775       765,831       759,499
       -Diluted            773,326      764,438       770,125       764,127

* Calculated on profit for the period before exceptional items       Page 1
(net of tax).

Consolidated Balance Sheets in accordance with IFRS(unaudited)

                                               December 31,     March 31,
                                                       2005          2005
                                                    EUR'000       EUR'000
                                                  ---------     ---------
Non-current assets
Intangible assets                                    46,841        46,841
Tangible assets                                   2,314,651     2,092,283
Derivative financial instruments                      3,231             -
Deferred tax                                         14,776         1,328
                                                  ---------     ---------
Total Non-current assets                          2,379,499     2,140,452
                                                  ---------     ---------
Current assets
Inventories                                          33,639        28,069
Other assets                                         25,497        24,612
Accounts receivable                                  25,866        20,644
Deferred Tax                                          3,943             -
Derivative financial instruments                     55,216             -
Restricted cash                                     204,040       204,040
Financial assets: cash > 3months                    415,251       529,407
Cash and cash equivalents                         1,155,908       872,258
                                                  ---------     ---------
Total current assets                              1,919,360     1,679,030
                                                  ---------     ---------

Total assets                                      4,298,859     3,819,482
                                                  =========     =========
Current liabilities
Accounts payable                                     58,522        92,118
Accrued expenses and other liabilities              375,037       418,653
Current maturities of long term debt                139,925       120,997
Derivative financial instruments                     31,548             -
Current tax                                          23,228        17,534
                                                  ---------     ---------

Total current liabilities                           628,260       649,302
                                                  ---------     ---------
Other liabilities
Provisions for liabilities and charges               14,354         7,236
Derivative financial instruments                    107,587             -
Deferred tax                                        132,611       105,509
Other creditors                                      70,443        29,072
Long term debt                                    1,395,066     1,293,860
                                                  ---------     ---------

Total other liabilities                           1,720,061     1,435,677
                                                  ---------     ---------

Shareholders' funds - equity
Called - up share capital                             9,783         9,675
Share premium account                               594,568       565,756
Profit and loss account                           1,437,577     1,158,584
Other reserves                                     (91,390)           488
                                                  ---------     ---------

Shareholders' funds - equity                      1,950,538     1,734,503
                                                  ---------     ---------
Total liabilities and shareholders' funds         4,298,859     3,819,482
                                                  =========     =========
                                                                   Page 2


Ryanair Holdings plc and Subsidiaries

Consolidated Cashflow Statement in accordance with IFRS(Unaudited)


                                                      Dec 31,       Dec 31,
                                                         2005          2004
                                                      EUR'000       EUR'000
                                                    ---------     ---------
Operating activities
--------------------
Profit before taxation                                310,086       272,071

Adjustments to reconcile profits before tax
to net cash provided by operating activities
Depreciation                                           81,723        70,960
(Increase) in inventories                             (5,570)         (720)
(Increase)/decrease in accounts receivable            (5,222)           465
Decrease in other current assets                        6,770         1,203
(Decrease)/increase in accounts payable              (33,596)        21,503
(Decrease) in accrued expenses                       (45,283)      (26,372)
Increase/(decrease) in other creditors                 16,052       (7,089)
Increase/(decrease) in maintenance provision            7,118       (1,105)
Interest receivable                                   (7,654)         (559)
Interest payable                                        1,227         2,087
Salary costs                                              441           141
Share based payment                                       879           195
Income tax                                            (2,440)         3,418
                                                    ---------     ---------

Net cash provided by operating activities             324,531       336,198
                                                    ---------     ---------

Investing activities
--------------------
Capital expenditure                                 (304,091)     (342,161)
Financial assets: cash > 3months                      114,156       169,458
                                                    ---------     ---------
                                                    (189,935)     (172,703)
                                                    ---------     ---------
Financing activities
--------------------
Net proceeds from shares issued                        28,920         1,618
Increase in long debt                                 120,134       200,405
                                                    ---------     ---------

Net cash used in financing activities                 149,055       202,023
                                                    ---------     ---------

Increase in cash and cash equivalents                 283,650       365,518

Cash and cash equivalents at beginning of period      872,258       744,605
                                                    ---------     ---------

Cash and cash equivalents at end of period          1,155,908     1,110,123
                                                    =========     =========
                                                                 Page 3

Consolidated Statement of Changes in Shareholders' Funds - Equity in accordance with IFRS (unaudited)


                                      Share     Profit
                          Ordinary  premium   and loss     Other
                            shares  account    account  reserves      Total
                           EUR'000  EUR'000    EUR'000   EUR'000    EUR'000
                             -----  -------  ---------  --------  ---------
Balance at April 1, 2005     9,675  565,756  1,158,584       488  1,734,503

Issue of ordinary equity       108   28,812          -         -     28,920
shares

Movement in reserves             -        -          -  (91,878)   (91,878)

Profit for the period            -        -    278,993         -    278,993
                             -----  -------  ---------  --------  ---------

Balance at December 31, 2005 9,783  594,568  1,437,577  (91,390)  1,950,538
                             =====  =======  =========  ========  =========

Reconciliation of adjusted earnings per share
(unaudited)


                                    Quarter    Quarter    Period     Period
                                      ended      ended     ended      ended
                                     Dec-31     Dec-31    Dec-31     Dec-31
                                       2005       2004      2005       2004
                                    EUR'000    EUR'000   EUR'000    EUR'000
                                     ------     ------   -------    -------
Profit for the period                36,818     46,690   278,993    247,841
under IFRS

Adjustments
-----------
Purchase accounting                       -   (11,925)         -   (11,925)
adjustment
Aircraft Insurance Claim                  -          -   (5,939)          -
Taxation adjustment for above             -          -       742          -
                                     ------     ------   -------    -------
Adjusted profit under IFRS           36,818     34,765   273,796    235,916
                                     ======     ======   =======    =======

Number of ordinary shares(in 000's)
                                    768,029    759,775   765,831    759,499
                                    773,326    764,438   770,125    764,127

Adusted earnings per ordinary share
                                       4.79       4.58     35.75      31.06
                                       4.76       4.55     35.55      30.87
                                                                     Page 4

Ryanair Holdings plc and Subsidiaries
Consolidated Income Statement in accordance with US GAAP (unaudited)

                           Quarter      Quarter        Period        Period
                             ended        ended         ended         ended
                          December     December      December      December
                              2005         2004          2005          2004
                           EUR'000      EUR'000       EUR'000       EUR'000
                            ------      -------       -------       -------
Operating revenues
Scheduled revenues         311,728      246,712     1,128,508       864,356
Ancillary revenues          58,972       45,066       188,352       137,700
                            ------      -------       -------       -------
Total operating revenues
-continuing operations     370,700      291,778     1,316,860     1,002,056
                            ------      -------       -------       -------
Operating expenses
Staff costs                 40,878       34,831       123,955       104,104
Depreciation and            29,009       26,857        82,836        72,539
amortisation
Other operating expenses
         Fuel & Oil        114,890       72,486       351,763       186,236
         Maintenance,       10,289        2,323        35,352        27,221
         materials and
         repairs
         Marketing and       2,405        2,625        11,134        13,400
         distribution
         costs
         Aircraft           10,279        7,400        31,016        23,636
         rentals
         Route charges      40,771       33,389       124,704       101,315
         Airport and        54,009       44,243       164,048       134,565
         Handling
         charges
         Other              19,114       19,740        61,047        56,387
                            ------      -------       -------       -------
Total operating expenses   321,644      243,894       985,855       719,403
                            ------      -------       -------       -------
Operating profit before     49,056       47,884       331,005       282,653
exceptional items

Purchase accounting              -       11,925             -        11,925
adjustment
Aircraft Insurance Claim         -            -         5,939             -
                            ------      -------       -------       -------
Operating profit after      49,056       59,809       336,944       294,578
exceptional items
                            ------      -------       -------       -------
Other (expenses)/income
Foreign exchange             (658)      (2,071)         (195)       (2,820)
(losses)
Gain on disposal of            911            -           895             6
fixed assets
Interest receivable and      9,456        7,379        27,277        20,197
similar income
Interest payable and      (16,299)     (13,004)      (49,262)      (35,153)
similar charges
                            ------      -------       -------       -------
Total other (expenses)/    (6,590)      (7,696)      (21,285)      (17,770)
income
                            ------      -------       -------       -------
Income before taxation      42,466       52,113       315,659       276,808
Taxation                   (3,876)      (4,136)      (31,725)      (24,987)
                            ------      -------       -------       -------
Net income                  38,590       47,977       283,934       251,821
                            ======      =======       =======       =======
Net income per ADS
         -Basic(Euro cent)   25.12        31.57        185.38        165.78
         -Diluted(Euro cent) 24.95        31.38        184.34        164.78
Adjusted net income per ADS *
         -Basic(Euro cent)   25.12        23.73        181.98        157.93
         -Diluted(Euro cent) 24.95        23.58        180.97        156.97
Weighted Average number
of shares
         -Basic            768,029      759,775       765,831       759,499
         -Diluted          773,326      764,438       770,125       764,127

* Calculated on Net Income before non-recurring items(net of tax).
(5 ordinary shares equal 1 ADR)                                  Page 5


Ryanair Holdings plc and Subsidiaries
Summary of significant differences between IFRS and US generally accepted accounting principles(unaudited)

(A) Net income under US GAAP


                            ---Quarter ended--       ----Period ended-----
                            Dec 31,     Dec 31,       Dec 31,       Dec 31,
                               2005        2004          2005          2004
                             EUR000      EUR000       EUR'000       EUR'000
                             ------      ------       -------       -------
Net income in accordance     36,818      46,690       278,993       247,841
with IFRS

Adjustments
Pension                       (100)          40         (117)           120
Share based payments            293         195           879           195
Capitalised interest (net
of amortisation) regarding
aircraft
acquisition programme         1,690       1,298         4,748         4,356
Darley Investments Limited       19          22            63            66
Taxation- effect of above     (130)       (268)         (632)         (757)
adjustments
                             ------      ------       -------       -------

Net income in accordance     38,590      47,977       283,934       251,821
with US GAAP                 ======      ======       =======       =======

(B) Consolidated cashflow statement in accordance with US GAAP

                                                      Dec 31,       Dec 31,
                                                         2005          2004
                                                      EUR'000       EUR'000
                                                      -------       -------
Cash inflow from operating                            324,531       336,198
activities
Cash (outflow) from                                 (189,935)     (172,703)
investing activities
Cash inflow from financing                            149,054       202,023
activities
                                                      -------       -------

Increase in cash and cash                             283,650       365,518
equivalents
Cash and cash equivalents                             872,258       744,605
at beginning of year
                                                      -------       -------
Cash and cash equivalents                           1,155,908     1,110,123
at end of period                                      =======       =======

Cash and cash equivalents                           1,155,908     1,110,123
under US GAAP
Restricted cash                                       204,040       204,040
Deposits with a maturity                              415,251       143,287
of between three and six months
                                                      -------       -------
Cash and liquid resources                           1,775,199     1,457,450
in accordance with IFRS                               =======       =======

                                                                 Page 6

Ryanair Holdings plc and Subsidiaries

Summary of significant differences between IFRS and US generally accepted accounting principles(unaudited)

(C) Shareholders' funds - equity
                                                      Dec 31,       Dec 31,
                                                         2005          2004
                                                      EUR'000       EUR'000
                                                     --------       -------
Shareholders' equity as reported in the
consolidated balance
sheets in accordance with IFRS                      1,950,538     1,699,428

Adjustments:
Pension                                                11,620        11,176
Capitalised interest( net of amortisation)             27,695        21,858
regarding aircraft acquisition programme
Darley Investments Limited                                  -          (85)
Minimum pension liability(net of tax)                 (6,496)       (2,631)
Unrealised losses on derivative financial                   -     (150,700)
instruments(net of tax)
Tax effect of adjustments( excluding pension &        (5,628)       (3,345)
derivative adjustments)
                                                     --------       -------

Shareholders' equity as adjusted to accord with US  1,977,729     1,575,701
GAAP                                                 ========       =======

Opening shareholders' equity under US GAAP          1,629,559     1,356,281

Comprehensive income
Unrealised gains/(losses) on derivative financial      35,315      (34,019)
instruments(net of tax)
Net income in accordance with US GAAP                 283,934       251,821
                                                     --------       -------
Total comprehensive income                            319,249       217,802

Stock issued for cash                                  28,921         1,618
                                                     --------       -------

Closing shareholders' equity in accordance with US  1,977,729     1,575,701
GAAP                                                 ========       =======

                                                                     Page 7

                              Ryanair Holdings plc
                 Management Discussion and Analysis of Results
                 ---------------------------------------------

                                  Introduction

For the purposes of the MD&A all figures and comments are by reference to the adjusted income statement excluding exceptional items referred to below.

Exceptional items for the nine months ended December 31, 2005 consist of a receipt of EUR5.2m (net of tax) in quarter 1 arising from the settlement of an insurance claim for the scribing of 6 Boeing 737-200 aircraft.

Following the adoption of IFRS (International Financial Reporting Standards) the Company was obliged to change its accounting treatment for Business acquisitions. This has resulted in a one-off, non-cash release of EUR11.9m in the quarter ended December 31, 2004 (see note 5).

Profit after tax and adjusted profit after tax increased by 6% to EUR36.8m during the quarter compared to last year. The adjusted profit for the nine months ended December 31, 2005, excluding exceptional items, increased by 16% to EUR273.8m.

The results for the period and comparative year have been prepared in accordance with International Financial Reporting Standard ("IFRS") accounting policies expected to be adopted in the annual financial statements for the year ended 31 March 2006, and a detailed explanation of the financial impact of the adoption of these policies was set out in a separate document issued with the quarterly financial results for the period to 30 June 2005.

Summary Quarter ended December 31, 2005
---------------------------------------

Profit after tax increased by 6% to EUR36.8m, compared to EUR34.8m in the previous quarter ended December 31, 2004. These results were achieved by strong growth in passenger volumes and continued tight cost control, excluding fuel, which was significantly higher than in the comparative period. Total operating revenues increased by 27% to EUR370.7m, which is greater than the 26% growth in passenger volumes, as average fares were almost flat and ancillary revenues grew by 31% to EUR59.0m. Total revenue per passenger as a result increased by 1% whilst Passenger Load Factor decreased by 1 point to 83% during the period.

Total operating expenses increased by 32% to EUR321.5m, due to the increased level of activity, and the increased costs, primarily fuel, route charges, maintenance costs, and airport & handling costs associated with the growth of the airline. Fuel, which represents 36% of total operating costs compared to 30% last year, increased by 59% to EUR114.9m due to substantial increases in the US$ cost per gallon, partially offset by the strengthening of the Euro to US$ exchange rate. Unit costs excluding fuel declined by 6% as all other major cost items increased at a slower rate than the growth in passenger volumes. This is despite the impact on last year's comparative figures of the release of maintenance provisions of EUR5.2m arising from the return of 6 leased Boeing 737-300's to the lessor. Due to the significantly higher fuel costs operating margins declined by 4 points to 13%, whilst operating profit increased by 2% to EUR49.2m.

Profit before tax has increased by 5%, higher than the growth in operating profit due to the slower rate of growth in net interest charges and a gain arising from the sale of the remaining 737-200 aircraft.

Net Margins declined by 2 points to 10% for the reasons outlined above.

Adjusted basic earnings per share have risen by 5% to 4.79 cent for the period.

Balance Sheet
-------------

Total Cash increased by EUR169.5m to EUR1,775.2m since March 31, 2005 but represents a decline in the quarter of EUR33.5m due to funding an additional EUR183.9m in capital expenditure from internal resources. Gross capital expenditure in the period amounted to EUR304.1m as the company took delivery of 12 Boeing 737-800 aircraft and funded additional aircraft deposits during the period. Capital expenditure was part funded by the drawdown of long term debt, Total debt net of repayments increased during the period by EUR120.1m. The exercise of share options during the period, mainly granted to pilots contributed a further EUR28.9m in cash during the period. Shareholders' Funds at Dec 31, 2005 have increased by EUR216.0m to EUR1,950.5m, compared to March 31, 2005 reflecting the EUR279.0m increase in profitability during the period offset by a reduction of EUR91.9m resulting from changes in the accounting treatment for derivative financial instruments, pensions and stock options following the adoption of IFRS.

Detailed Discussion and Analysis quarter year ended Dec 31, 2005
----------------------------------------------------------------

Profit after tax, increased by 6% to EUR36.8m due to a 1% increase in average revenue per passenger, and tight cost control which was offset by fuel costs increasing by 59% to EUR114.9m during the period. Operating margins, declined by 4 points due to higher fuel costs and lower than normal maintenance charges in quarter 3 last year due to the release of EUR5.2m of maintenance provisions. Operating profit increased by 2% to EUR49.2m compared to quarter year ended Dec 31, 2004.

Total operating revenues increased by 27% to EUR370.7m due to the combination of a 26% increase in passengers carried and a 1% improvement in average revenue per passenger.

Scheduled passenger revenues increased by 26% to EUR311.7m due to a 1% improvement in average fares, increased passenger volumes on existing routes, and the successful launch of new routes and new bases at Liverpool, Luton and Pisa. Load factor decreased by 1 point to 83% during the period.

Ancillary revenues continue to perform strongly as revenues grew by 31% to EUR59.0m in the period. This performance reflects the strong growth in on board sales, non-flight scheduled revenues, and internet income. Ancillary revenues continue to grow at a faster rate than passenger volumes and now account for 16% of total revenues compared to 15% last year.

Total operating expenses increased by 32% to EUR321.5m due to the increased level of activity, and the increased costs primarily fuel, maintenance costs, aircraft rentals, route charges and airport and handling costs associated with the growth of the airline. The comparative maintenance costs for quarter ended December 31, 2004 were positively impacted by the release of maintenance provisions of EUR5.2m arising from the return of 6 leased 737-300 aircraft.

Total operating costs were also adversely impacted by a 10% increase in the average sector length, whilst higher US$ fuel prices were partly offset by the strength of the Euro exchange rate against the US dollar.

Staff costs have increased by 17% to EUR41.1m. This increase primarily reflects an increase in average employed and the impact of pay increases of 3% granted during the period.

Depreciation and amortisation increased by 10% to EUR28.7m. There are an additional eight 'owned' 737-800 aircraft in the fleet this year compared to last year. The resultant higher depreciation charge was offset by a combination of lower amortisation due to the retirement of 737-200 aircraft and the positive impact of a new engine maintenance agreement on the cost of amortisation of 737-800 aircraft. The strengthening of the euro to US$ also had a positive impact on the depreciation and amortisation charge.

Fuel costs rose by 59% to EUR114.9m due to a 32% increase in the number of hours flown, a significant increase in the average US$ cost per gallon of fuel partially offset by the positive impact of the strengthening of the Euro to the US dollar during the period.

Maintenance costs increased by EUR8.0m to EUR10.3m reflecting an increase in the size of the fleet operated, and an increase in the number of hours flown offset by maintenance savings due to improved reliability arising from the higher proportion of 737-800 operated. The return of 6 leased 737-300's to ILFC in quarter 3 of last year resulted in the release of EUR5.2m in maintenance provisions. Excluding the impact of the release of these provisions, maintenance costs would have increased by 37%, in line with the growth of leased aircraft fleet.

Marketing and distribution costs decreased by EUR0.1m to EUR2.4m due to the reduction in the level of marketing activity and related expenditure compared to the previous year.

Aircraft rental costs increased by 39% to EUR10.3m reflecting an average of 6 additional aircraft on lease during the period partially offset by the savings arising from the return of 6 leased 737-300 aircraft to ILFC.

Route charges increased by 22% to EUR40.8m due to an increase in the number sectors flown, an increase in the average sector length, offset by a reduction in enroute charges in certain EU countries and the benefit of a stronger euro to sterling exchange rate.

Airport and handling charges increased by 22% to EUR54.0m, which is lower than the growth in passenger volumes and reflects the impact of increased costs at certain existing airports offset by lower costs at new airports and bases.

Other expenses declined by 3% to EUR19.1m, due mainly to savings on various indirect costs and improved margins and on some new and existing ancillary revenue products.

Operating margins have declined by 4 points to 13% for the period due to the reasons outlined above, however despite this, operating profits have increased by 2% to EUR49.2m.

Interest receivable has increased by EUR2.1m to EUR9.5m due to the combined impact of a higher cash balance and increases in average deposit rates during the period.

Interest payable increased by EUR3.3m due to the drawdown of debt to part fund the purchase of new aircraft during the period.

Gains on disposal of assets were EUR0.9m arising from the disposal of the remaining 737-200 aircraft during the period.

Detailed Discussion and Analysis nine months Ended December 31, 2005
--------------------------------------------------------------------

Profit after tax, increased by 16% to EUR273.8m due to average fares increasing by 2% and strong ancillary revenue growth, which was offset by fuel costs which increased by 89% to EUR351.8m reflecting the higher US$ cost per gallon. Operating margins, as a result, fell by 3 points to 25%, which in turn resulted in operating profit increasing by 17% to EUR331.3m compared to the previous nine months ended December 31 2004.

Total operating revenues increased by 31% to EUR1,316.9m whilst passenger volumes increased by 28% to EUR26.7m. Total revenue per passenger increased by 3% in the quarter due to a combination of higher average fares and strong ancillary revenue growth.

Scheduled passenger revenues increased by 31% to EUR1,128.5m due to a combination of increased passenger volumes on existing routes, the successful launch of new bases at Liverpool, Luton and Pisa and a 2% increase in average fares.

Ancillary revenues increased 37% to EUR188.4m, a faster growth rate than passenger volumes, reflecting a strong performance in non-flight scheduled revenues, on-board sales and other ancillary products.

Total operating expenses increased by 37% to EUR985.6m due to the increased level of activity, and the increased costs primarily fuel, aircraft rentals, route charges and airport and handling costs associated with the growth of the airline. Total operating costs were also adversely impacted by an increase in the average sector length, whilst higher US$ fuel prices were partially offset by the strength of the Euro exchange rate against the US$.

Staff costs have increased by 19% to EUR124.7m primarily due to a 15% increase in average employee numbers to 2,963 and the impact of pay increases of 3% compared to the previous nine months ended December 31, 2004.

Depreciation and amortisation increased by 15% to EUR81.7m. A higher depreciation charge arose due to an increase in the size of the 'owned' fleet from 64 to 77, partially offset by, a lower amortisation charge due to the retirement of 737-200 aircraft and the positive impact of a new engine maintenance deal on the cost of amortisation of 737-800 aircraft. The strengthening of the Euro to US$ also had a positive impact on the depreciation and amortisation charge relating to new aircraft deliveries.

Fuel costs rose by 89% to EUR351.8m due to an increase in the number of sectors flown, an 10% increase in sector length, and a significantly higher average US$ cost per gallon of fuel partially offset by the positive impact of the strengthening of the Euro to the US$ during the period.

Maintenance costs increased by 30% to EUR35.4m reflecting the improved reliability arising from the higher proportion of 737-800 operated and a lower level of maintenance costs incurred due to the return of six 737-300's partially offset by an increase in the number of leased 737-800 aircraft from 10 to 17.

Marketing and distribution costs decreased by 17% to EUR11.1m due to the reduction in the level of marketing activity and related expenditure compared to the previous year.

Aircraft rental costs increased by 31% to EUR31.0m reflecting an additional 7 aircraft on lease during the period offset by the savings arising from the return of 6 737-300's to ILFC.

Route charges increased by 23% to EUR124.7m due to an increase in the number of sectors flown and an increase of 10% in the average sector length, offset by a reduction in enroute charges in certain EU countries.

Airport and handling charges increased by 22% to EUR164.0m, which was slower than the growth in passenger volumes and reflects the impact of increased costs at certain existing airports offset by lower costs at new airports and bases.

Other expenses increased by 8% to EUR61.1m, which is lower than the growth in ancillary revenues due to improved margins on some existing products, and cost reductions achieved on indirect costs.

Operating margins have declined by 3 points to 25% due to the reasons outlined above whilst operating profits have increased by 17% to EUR331.3m during the period.

Interest receivable has increased by EUR7.1m to EUR27.3m for the period due to the combined impact of higher levels of cash and cash equivalents and increases in average deposit rates earned in the period compared to last year.

Interest payable increased by EUR14.1m to EUR55.1m due to the drawdown of debt to part fund the purchase of new aircraft.

Foreign exchange losses have decreased during the nine months to EUR0.2m due to the positive impact of changes in the Sterling and US Dollar exchange rates against the Euro compared to last year.

The Company's Balance Sheet continues to reflect the significant capital expenditure programme being undertaken by the group. An additional 11 aircraft were delivered during the period which in conjunction with the payment of deposits on future deliveries accounted for the bulk of EUR304.1m spent on capital expenditure during the last 9 months. During the same period the Company generated cash from operating activities of EUR310.1m. that part funded the capital expenditure programme with the balance reflected in Total Cash of EUR1,775.2m. The exercise of share options, primarily by pilots generated a further EUR28.9 cash for the Group. Long term Debt, net of repayments increased by EUR120.1m during the period.

Shareholders' Funds at December 31, 2005 have increased by EUR216.0m to EUR1,950.5m, compared to March 31, 2005 reflecting the EUR279.0m increase in profitability during the period offset by a reduction of EUR91.9m resulting from changes in the accounting treatment for derivative financial instruments, pensions and stock options following the adoption of IFRS.




                       Notes to the Financial Statements
                       ---------------------------------

1. Accounting Policies
   -------------------
This period's financial information has been prepared on the basis of the recognition and measurement requirements of International Financial Reporting Standards ("IFRS") in issue that either are adopted by the EU and effective (or available for early adoption) at 31 March 2006 or are expected to be adopted and effective (or available for early adoption) at 31 March 2006, the Group's first annual reporting date at which it is required to use accounting standards adopted by the EU. Based on these recognition and measurement requirements, management has made assumptions about the accounting policies expected to be applied, when the first annual financial statements are prepared in accordance with accounting standards adopted by the EU for the financial year ending 31 March 2006. These preliminary accounting policies are set out in the document titled "Explanation of the financial impact following adoption of IFRS" published in August 2005 with the first quarter financial results.

2. Approval of the Preliminary Announcement
   ----------------------------------------
The Audit Committee approved the consolidated financial statements for the quarter year ended December 31, 2005 on 3rd February, 2006.

3. Generally Accepted Accounting Policies
   --------------------------------------
The Management Discussion and Analysis of Results for the quarter ended December 31, 2005 and the comparative period are based on the results reported under the group's preliminary IFRS accounting policies, as adjusted certain for exceptional items.

4. Ancillary Products and Services
   -------------------------------
In order to more accurately reflect the structure of certain ancillary contracts and to provide more meaningful information to users the Group has taken the opportunity to reclassify certain ancillary revenues and costs (primarily car hire and travel insurance). This has resulted in a reduction in revenues of EUR24.2 million with a corresponding reduction in costs in the period ended 31 December 2005 (31 December 2004: EUR13.5million). This has resulted in an increase in net margin of 0.4% to 20.4% in the period ended 31 December 2005 (31 December 2004 0.3% to 23.4%). Going forward the Group intends to report ancillary revenues and costs on a basis consistent with the treatment described herein."

5. Purchase Accounting adjustment
   ------------------------------
Subsequent to the acquisition of Buzz Stansted in April 2003 Ryanair renegotiated the terms and conditions of onerous aircraft leases and agreed to return the aircraft to the lessors in late 2004, thereby releasing Ryanair from any remaining lease obligations at that time. Irish GAAP permitted that such an adjustment could be made to the provisional value of the assets and liabilities acquired as part of the original business combination; provided that the adjustment was made either in the reporting period that the combination took place or the first full financial period following the transaction. IFRS 3, however, only allows such an adjustment to be made in the 12 month period following the acquisition, and accordingly, as the event occurred more than 12 months after the acquisition date, under IFRS this adjustment is made to the Group's income statement instead. This gives rise to a credit of EUR11.9m to the income statement in the quarter to 31 December 2004.



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  06 February 2006

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director